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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/20 (MM/DD/YYY) AND ENDING 06/30/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COMPASS SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 BRAINTREE HILL OFFICE PARK, SUITE 105
(No. and Street)

BRAINTREE	MA	02184
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SCOTT S. CHAISSON — 781-535-6083
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.
(Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE SUITE 220	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its properties

FOR OFFICAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, SCOTT S. CHAISSON ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COMPASS SECURITIES CORPORATION , as of JUNE 30 , 20 21 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of A customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMPASS SECURITIES CORPORATION

FINANCIAL STATEMENTS

June 30, 2021

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
of Compass Securities Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Compass Securities Corporation as of June 30, 2021, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Compass Securities Corporation as of June 30, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Compass Securities Corporation's management. Our responsibility is to express an opinion on Compass Securities Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Compass Securities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The computation of aggregate indebtedness and net capital pursuant to SEC Rule 15c3-1, and computation for and information related to possession or control determination of reserve requirements for broker/dealers under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Compass Securities Corporation's financial statements. The supplemental information is the responsibility of Compass Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of aggregate indebtedness and net capital under SEC Rule 15c3-1, and computation for and information related to possession or control determination of reserve requirements for broker/dealers under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Larry D. Liberfarb, P.C.

We have served as Compass Securities Corporation's auditor since 2001.

Norwood, Massachusetts

August 26, 2021

COMPASS SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

30-Jun-21

ASSETS

Cash	$ 318,693
Receivable from non-customers	3,181,052
Due from related entity	39,690
Operating lease right of use assets	11,578
	$ 3,551,013

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable, accrued expenses and other liabilities	$ 3,074,367
Income taxes payable	40,500
Operating lease liability	11,578
Due to related entity	51,689
Stockholder's equity:	3,178,134
Common stock, no par value, authorized 15,000 shares 100 shares issued and outstanding	3,000
Retained earnings	369,879
Total stockholder's equity	372,879
	$ 3,551,013

The accompanying notes are an integral part of these financial statements.

COMPASS SECURITIES CORPORATION

STATEMENT OF INCOME

FOR THE YEAR ENDED JUNE 30, 2021

Revenues:	
Commissions	$ 17,136,413
12(b)1 and annuity trails	190,304
Interest and dividends	991
Other income	19,832
	17,347,540
Expenses:	
Employee compensation and benefits	845,939
Commission expense	16,142,335
Occupancy	36,327
Management and allocated corporate overhead	46,045
Other expenses	142,161
	17,212,807
Income before income taxes	134,733
Provision for income taxes	25,710
Net income	$ 109,023

The accompanying notes are an integral part of these financial statements.

COMPASS SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED JUNE 30, 2021

	Common Stock	Retained Earnings	Total Stockholder's Equity
Balance at July 1, 2020	$ 3,000	$ 260,856	$ 263,856
Net income	-	109,023	109,023
Balance at June 30, 2021	$ 3,000	$ 369,879	$ 372,879

The accompanying notes are an integral part of these financial statements.

COMPASS SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2021

Cash flows from operating activities:	
Net income	$ 109,023
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in operating assets	
Receivable from non-customers	(2,933,239)
Increase (decrease) in operating liabilities	
Accounts payable, accrued expenses and other liabilities	2,848,414
Income taxes payable	25,660
Total adjustments	(59,165)
Net cash provided for operating activities	49,858
Cash flows provided from financing activities	
Due from related entity	46,049
Due to related entity	47,823
	93,872
Increase in cash	143,730
Cash at beginning of the year	174,963
Cash at end of the year	$ 318,693
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

COMPASS SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

June 30, 2021

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business:

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

Revenue Recognition:

Effective July 1, 2018 the Company adopted ASC Topic 606 Revenue from Contracts with Customers (ASC Topic 606), using the modified retrospective method applied to those contracts which were not completed by July 1, 2018. The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transactions price (d) allocate the transaction price to the performance obligation in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Receivables from Non-Customers:

The company has not provided an allowance for doubtful accounts because management believes all amounts are collectable.

Statement of Cash Flows:

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Advertising:

The Company's policy is to expense advertising costs as the costs are incurred.

Income Taxes:

Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. The Company files consolidated tax returns with three related organizations, Compass Capital Corporation, Compass Holdings Group Incorporated, and Compass Securities Insurance Agency, Inc.

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company utilizes office space, shares telephone service, and receives consulting services from its affiliated company, Compass Capital Corporation, (CCC). The related party charged $47,823 for these services for the fiscal year ending June 30, 2021. At June 30, 2021 the Company owed $51,689 to CCC.

The Company also receives administrative and management consulting services from its parent , Compass Holding Group Inc., (CHGI). The related party charged $410,755 for these services for the fiscal year ending June 30, 2021. At June 30, 2021 the Company owed $36,690 to CHGI.

Since these companies are related entities, operating results could vary significantly from those that would be obtained if the entities were autonomous.

NOTE 3 – LONG TERM LEASES

Future minimum lease payments for non-cancelable operating leases at June 30, 2021 are as follows:

Year Ended	
June 30, 2022	$11,578

The Company adopted FASB ASC 842, Leases effective July 1, 2019. As such, the Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in the lease described in Note 2. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized on the present value of its future payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate.

Amounts reported in the statement of financial condition as of June 30, 2021 were as follows:

NOTE 3 – LONG TERM LEASES (Continued)

Operating Leases:	
Operating lease ROU assets	$11,578
Operating lease liability	$11,578

NOTE 4 – INCOME TAXES

Income tax expense consisted of the following:

Current tax expense	
Federal	$ 16,460
State	9,250
	$25,710

The Company is a member of a group that files a consolidated tax return.

NOTE 5 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $215,986, which was $4,549 in excess of its required net capital of $211,437. The Company's net capital ratio was 14.66 to 1.

NOTE 6 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties include other financial institutions. In the event counterparties do not fulfill their obligations the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company at times maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC).

NOTE 7 – UNCERTAINTY IN INCOME TAXES

Effective July 1, 2009, the Company adopted ASC Topic 740-10 Accounting for Uncertainty in Income Taxes, which required the Company to report any uncertain tax positions and to adjust its financial statements for the impact thereof. As of June 30, 2021, the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained by the applicable tax authority. The Company files taxes and information returns in the United States Federal and Massachusetts state jurisdictions. These returns are generally subject to examination by the authorities for the last three years.

NOTE 8 – EMPLOYEE BENEFIT PLAN

The Company has adopted a defined contribution retirement plan covering substantially all employees meeting minimum age and service requirements. The Company at its discretion may contribute to the plan an amount designated by management. For the year ended June 30, 2021, the Company elected to not contribute anything to the plan.

NOTE 9 – LITIGATION

The Company has been named as a party in a lawsuit related to a private placement of securities in 2012. The Company has asked the court for dismissal. It does not anticipate any monetary damages in the proceeding.

NOTE 10 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through August 26, 2021, the date on which the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.

COMPASS SECURITIES CORPORATION

SUPPLEMENTARY SCHEDULES

June 30, 2021

SCHEDULE I

COMPASS SECURITIES CORPORATION

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

30-Jun-21

AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$ 3,074,367	
Income taxes payable	40,500	
Due to related entity	51,689	
	$ 3,166,556	
NET CAPITAL:		
Common stock		$ 3,000
Retained earnings		369,879
		372,879
ADJUSTMENTS TO NET CAPITAL:		
Receivable from non-customers		(117,203)
Due from related entity		(39,690)
Net capital, as defined		215,986
NET CAPITAL REQUIREMENT		$ 211,437
NET CAPITAL IN EXCESS OF REQUIREMENT		$ 4,549
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		14.66 to 1

Reconciliation with Company's computation of net capital:

Net capital as reported in Company's Part IIA (unaudited) Focus Report	$ 265,429
Net audit adjustments	106,345
Increase in non-allowables and haircuts	(155,788)
Net capital per above	$ 215,986

See Report of Independent Registered Public Accounting Firm

SCHEDULE II

COMPASS SECURITIES CORPORATION

COMPUTATION FOR AND INFORMATION RELATED TO POSSESSION OR CONTROL DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

June 30, 2021

Compass Securities Corporation is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholder
of Compass Securities Corporation

We have reviewed management's statement, included in the accompanying Exemption Report, in which (1) Compass Securities Corporation identified that it was filing the exemption report solely to be in compliance with 17 C.F.R. 240.17a-5 (d)(1) and (4). Compass Securities Corporation does not claim an exemption under paragraph (k) of 17 C.F.R. 240. 15c3-3, and is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 because the company limits its business activities exclusively to private placements, consulting, and collection of trails throughout the most recent fiscal year without exception. Compass Securities Corporation did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions or subscription way basis where the funds are payable to the issuer or its agent. Compass Securities Corporation did not carry accounts of or for customers, nor carry PAB accounts throughout the most recent fiscal year without exception. Compass Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Compass Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs 17 C.F.R. 240.17a-5 (d)(1) and (4) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Larry Liberfarb, PC

Norwood, Massachusetts
August 26, 2021

Compass Securities Corporation
MEMBER FINRA, SIPC

Exemption Report June 30, 2021

Compass Securities Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. Section 240.15c3-3

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. Section 240.17a-5 because the Company limits its business activities exclusively to private placement of securities and consulting service, and receive trails. The Company (l) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c33) throughout the most recent fiscal year without exception.

I, Scott Chaisson, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: President

June 30, 2021